================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                 ---------------

                                    FORM 11-K

        (Mark One)
            [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1998

                                       OR

            [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                  For the transition period from           to
                                                ----------   ---------

                          Commission file number 0-7949

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         BANCWEST CORPORATION FUTURE PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BANCWEST CORPORATION

                                999 Bishop Street
                             Honolulu, Hawaii 96813

                        Telephone number: (808) 525-7000

================================================================================

BANCWEST CORPORATION FUTURE PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULES
--------------------------------------------------------------------------------

                                                                             PAGE
REPORT OF INDEPENDENT ACCOUNTANTS                                              2

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Plan Benefits
    at December 31, 1998 and 1997                                              3

  Statements of Changes in Net Assets Available for Plan
    Benefits For the Years Ended December 31, 1998 and 1997                    4

  Notes to the Financial Statements                                            5

SUPPLEMENTAL SCHEDULES:

  Item 27a - Schedule of Assets Held for Investment Purposes
    at December 31, 1998                                                      15

  Item 27d - Schedule of Reportable Transactions
    For the Year ended December 31, 1998                                      16

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Qualified Account Balance Plans Committee of BancWest Corporation

In our opinion, the accompanying statements of net assets available for plan benefits present fairly, in all material respects, the financial position of the BancWest Corporation (the "Company") Future Plan (the "Plan") at December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in Note 7 is presented for the purpose of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP


Honolulu, Hawaii
June 15, 1999

BANCWEST CORPORATION FUTURE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                         1998           1997
ASSETS:
  Investments, at fair value (note 4)                 $17,251,259    $10,502,504
  Contributions receivable from employer                1,218,346      1,384,773
                                                      -----------    -----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $18,469,605    $11,887,277
                                                      ===========    ===========

The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION FUTURE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------

                                                        1998            1997
ADDITIONS:
  Employer contributions                            $  5,138,235    $  5,616,761
  Net appreciation of investments (Note 4)             1,733,257         636,815
  Interest and dividend income                           691,499         708,568
                                                    ------------    ------------
                                                       7,562,991       6,962,144
                                                    ------------    ------------
DEDUCTIONS:
  Payments made to participants                          893,484         333,568
  Administrative expenses                                 87,179          97,388
                                                    ------------    ------------
                                                         980,663         430,956
                                                    ------------    ------------
      Increase in net assets                           6,582,328       6,531,188

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
  Beginning of year                                   11,887,277       5,356,089
                                                    ------------    ------------
  End of year                                       $ 18,469,605    $ 11,887,277
                                                    ============    ============

The accompanying notes are an integral part of the financial statements.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES

    The Plan provides for various investment options in any combination of mutual funds. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

    FUTURE PLAN STRUCTURE

    Prior to May 1, 1997, participants in the Plan could direct the Trustee to invest their portion of the annual Company contribution or reallocate their entire Future Plan Account to any of the following trust fund investments:
    First Hawaiian Bank Equity Fund, First Hawaiian Bank Fixed Income Fund, Guaranteed Investment Contract Fund, and First Hawaiian Bank
    Investment Monitor Account ("IMA") Fund.

    On May 1, 1997, the Company appointed Putnam Fiduciary Trust Company ("Putnam") as recordkeeper and Trustee of the Plan. Participants in the Plan have the option of directing the Trustee to invest their portion of the annual Company contribution or reallocate their entire Future Plan Account to any one of the following funds: Putnam Voyager Fund, Putnam Income Fund, Stable Value Fund, Putnam Vista Fund, BancWest Corporation Stock Fund, Putnam International Growth Fund, Putnam S&P 500 Index Fund, Putnam Asset Allocation - Conservative Portfolio, Putnam Asset Allocation - Balanced Portfolio, Putnam Asset Allocation - Growth Portfolio, and Putnam New Opportunities Fund.

    VALUATION OF INVESTMENTS

    Investments in securities traded on national securities exchanges are valued at the last reported sales price on the last business day of the year.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    OTHER

    Security transactions are accounted for on a trade-date basis. The cost of investments sold is determined by the specific identification method.

    Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

    In accordance with the policy of stating investments at fair value, net unrealized appreciation or depreciation and net realized gains or losses for the year are netted and reflected in the statement of changes in net assets available for plan benefits.

2.  DESCRIPTION OF PLAN

    On November 1, 1998, the merger of the former BancWest Corporation, parent company of Bank of the West, with and into First Hawaiian, Inc. was consummated. First Hawaiian, Inc., the surviving corporation of the merger, changed its name to BancWest Corporation. Concurrently, the First Hawaiian, Inc. Future Plan was amended to change the name to the BancWest Corporation Future Plan.

    The Plan is a defined contribution plan established to cover the employees of substantially all subsidiaries of the Company, except for Bank of the West - CA employees. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    The Plan commenced operations effective January 1, 1996. The principal provisions under the Plan are as follows:

PARTICIPATION:                 Employees who receive from the Company or certain
                               subsidiaries a regular stated compensation other than a
                               pension, severance pay, retainer or fee under contract
                               are eligible under the Plan. Eligible employees become
                               members on the first day of the month coinciding with
                               or following the completion of one year of service in
                               which the employee worked 1,000 hours and attained
                               age 21 or the date the employee becomes eligible.

VESTING OF BENEFITS:           100% after five years of service. Full vesting is
                               provided in case of a member's death, retirement or
                               disability regardless of years of service. If the lump-sum present value of accrued benefits is $5,000 or less, a
                               lump-sum payment of these benefits is paid.

CONTRIBUTIONS - COMPANY:       4.5% of member's pay up to the social security taxable
                               wage base (approximately $68,400 in 1998) plus 9%
                               of member's pay over the social security taxable wage
                               base.

                               Additional contributions shall be made between 1996 - 2002 for certain eligible employees in an amount equal to the percentage of a member's compensation for such plan year as follows:

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

                                                           Additional
                                 Age plus credited       Participating
                                   service as of           Employer
                                December 31, 1995        Contribution
                                -----------------        -------------
                                       60-61                   2%
                                       62-63                   3%
                                       64-66                   4%
                                       67-69                   5%
                                        70+                    6%

CONTRIBUTIONS - PARTICIPANTS:  None.

LOANS FROM MEMBER ACCOUNTS:    Not available.

TREATMENT OF FORFEITURES:      Forfeitures are applied to reduce future
                               contributions and administrative expenses of the Company. Forfeitures applied to reduce contributions and administrative expenses of the Company amounted to $144,963 and $150,917 in 1998 and 1997, respectively.

BENEFIT PAYMENTS:              After the applicable benefit condition is met,
                               employees may elect to receive their benefits in a lump-sum distribution or as an annuity.

PLAN TERMINATION:              In the event the Plan terminates, all amounts
                               credited to affected members' accounts shall become fully vested and nonforfeitable and each member or the beneficiary of any member shall be entitled to receive his entire interest in the Plan.

GENDER: The masculine pronoun, whenever used herein, includes the feminine pronoun.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

3.  INVESTMENT PROGRAMS

    The funds listed below were the investment options available to Plan participants as of December 31, 1998 and 1997. Any of these funds may be held in cash pending investment or distribution.

    (a) PUTNAM VOYAGER FUND

        The objective of this fund is to provide maximum growth through a two-part strategy. Holdings are generally split between two types of common stocks: foundation stocks and opportunity stocks. Foundation stocks represent small to medium-sized companies with the potential for above-average sales and earnings growth. Opportunity stocks represent larger, well-established companies that show near-term growth potential generally resulting from some change in the company's business plan or competitive environment.

    (b) PUTNAM INCOME FUND

        The objective of this fund is to provide high current income. This fund primarily invests in debt securities, including both government and corporate obligations, preferred stocks and dividend-paying common stocks. A portion of the portfolio may also include lower-rated bonds that may offer a higher yield in compensation for increased risk.

    (c) STABLE VALUE FUND

        The objective of this fund is to provide stability of principal while earning a competitive rate of return. This fund invests in guaranteed investment contracts ("GICs") or similar contracts issued by insurance companies, banks and other financial institutions. Investments are made only in companies that receive high credit ratings from the major rating agencies.

        This fund is a combination of shares of Putnam Stable Value Fund, shares of the U.S. Trust Capital Preservation Fund, a Metropolitan Life Insurance Company investment contract, and money market instruments. Participant contributions made on or after May 1, 1997 were directed to Putnam Stable Value Fund. All investments should be in Putnam Stable Value Fund by January 1, 1999.

    (d) PUTNAM VISTA FUND

        The objective of this fund is to create long-term capital appreciation through investing primarily in mid-cap growth stocks. This fund invests primarily in common stocks of medium-sized companies with equity market capitalizations from $300 million to $5 billion.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    (e) BANCWEST CORPORATION STOCK FUND

        This fund consists of that portion of the assets of the Plan that participants have elected to have invested, to the extent possible, in shares of common stock of BancWest Corporation. The portion of this fund not invested in shares will be held in cash or cash equivalent investments pending the purchase of shares.

    (f) PUTNAM INTERNATIONAL GROWTH FUND

        The objective of this fund is to create long-term capital appreciation by investing in a diversified portfolio of equity securities of companies located in a country other than the United States. The fund's investments will normally include common stocks, preferred stocks, securities convertible into common or preferred stocks, and warrants to purchase common or preferred stocks.

    (g) PUTNAM S&P 500 INDEX FUND

        The objective of this fund is to closely approximate the return of the Standard & Poor's 500 Composite Stock Price Index. The fund primarily invests in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective.

    (h) PUTNAM ASSET ALLOCATION FUNDS

        The Putnam Asset Allocation Funds provide different investment objectives based on asset allocation. Common stocks are normally the main type of the fund's equity investments. However, the fund may also purchase preferred stocks, convertible securities, warrants and other equity-type securities. The fund invests its assets allocated to the fixed income securities in a diversified portfolio including both U.S. and foreign government obligations and corporate obligations. The following three investment portfolios are provided:

            CONSERVATIVE PORTFOLIO

            The objective of this fund is to provide long-term preservation of capital by investing 35% of the Plan assets in equity securities and 65% of the Plan assets in fixed income securities.

            BALANCED PORTFOLIO

            The objective of this fund is to maximize total return by investing 65% of the Plan assets in equity securities and 35% of the Plan assets in fixed income securities.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

            GROWTH PORTFOLIO

            The objective of this fund is to provide long-term capital appreciation by investing 80% of the Plan assets in equity securities and 20% of the Plan assets in fixed income securities.

    (i) PUTNAM NEW OPPORTUNITIES FUND

        The objective of this fund is to provide long-term capital appreciation by investing principally in common stocks of companies that possess above-average long-term growth potential. Current dividend income is only an incidental consideration. At present, Putnam has identified the following sectors of the economy as having an above-average growth potential over the next three to five years: personal communications, media/entertainment, medical technology/cost-containment, environmental services, applied/advanced technology, personal financial services, and value-oriented consuming.

4.  INVESTMENTS

    Plan assets were managed by First Hawaiian Bank under a trust agreement through April 30, 1997. Beginning May 1, 1997, Plan assets were managed by Putnam. At December 31, 1998 and 1997, investments of the Plan were as follows:

                                                         1998                              1997
                                             ----------------------------      ----------------------------
                                                COST          FAIR VALUE           COST         FAIR VALUE
                                             -----------      -----------      -----------      -----------
INVESTMENTS AT FAIR VALUE AS DETERMINED
BY QUOTED MARKET PRICE:
   Mutual Funds:
     Putnam Voyager Fund                     $ 3,028,343      $ 3,346,582      $ 1,812,019      $ 2,007,085
     Putnam Income Fund                          432,059          421,258          319,485          324,045
     Stable Value Fund                           761,981          761,981          426,665          426,665
     Putnam Vista Fund                         1,478,561        1,587,330          964,739          977,957
     BancWest Corporation Stock Fund             617,533          752,732          387,122          432,164
     Putnam International Growth Fund            953,205        1,050,690          686,880          644,082
     Putnam S&P 500 Index Fund                 1,561,204        1,882,335          866,361          937,407
     Putnam Asset Allocation Fund -
        Conservative Portfolio                 1,319,543        1,360,907        1,075,113        1,049,771
     Putnam Asset Allocation Fund -
        Balanced Portfolio                     1,162,791        1,234,124          843,395          809,297
     Putnam Asset Allocation Fund -
        Growth Portfolio                       1,461,872        1,581,777        1,053,986        1,021,609
     Putnam New Opportunities Fund             2,833,852        3,271,543        1,742,162        1,872,422
                                             -----------      -----------      -----------      -----------
        Total investments                    $15,610,944      $17,251,259      $10,177,927      $10,502,504
                                             ===========      ===========      ===========      ===========

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

    For the years ended December 31, 1998 and 1997, the net appreciation of investments, which consisted of realized and unrealized gains and losses, was comprised of the following:

                                                                             1998          1997
INVESTMENTS AT FAIR VALUE AS DETERMINED BY QUOTED MARKET PRICE:
  Common stocks:
     BancWest Corporation                                                $  136,177      $ 31,415
     Other                                                                       --           293
  First Hawaiian Bank Investment Funds for Employee Benefit Trusts:
     Pooled Equity Fund                                                          --        92,919
     Pooled Fixed Income Fund                                                    --         2,420
  Mutual funds                                                            1,597,080       491,135
INVESTMENTS AT ESTIMATED FAIR VALUE:
  Guaranteed investment contracts with life insurance companies                  --        18,633
                                                                         ----------      --------
     Net appreciation of investments                                     $1,733,257      $636,815
                                                                         ==========      ========

     Dividend income earned from investments in BancWest Corporation common stock amounted to $17,268 and $7,429 in 1998 and 1997, respectively.

5.   TAX STATUS

     The Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore exempt from Federal income taxes under the provisions of Section 501(a).

     The Plan was amended, effective January 1, 1997, to incorporate the Small Business Protection Act of 1996. The Plan's management received an updated tax determination letter from the Internal Revenue Service in 1997. Although amended since 1997, management believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

6.   PRIOR YEAR FINANCIAL INFORMATION

     The statement of changes in net assets available for plan benefits includes certain prior-year summarized comparative information in total but not by fund. Such information does not include sufficient detail to constitute a presentation in conformity with generally accepted accounting principles. Accordingly, such information should be read in conjunction with the Plan's financial statements as of and for the year ended December 31, 1997, from which the summarized information was derived.

BANCWEST CORPORATION FUTURE PLAN

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY FUND

     The following summarizes the changes in net assets available for plan benefits for the year ended December 31, 1998:

                                                            YEAR ENDED DECEMBER 31, 1998
                                            -----------------------------------------------------------
                                              PUTNAM           PUTNAM          STABLE         PUTNAM
                                              VOYAGER          INCOME          VALUE           VISTA
                                               FUND             FUND           FUND            FUND
ADDITIONS:
   Employer contributions                   $   931,867       $ 133,480       $221,111      $   472,946
   Net appreciation (depreciation)
     of investments                             359,452         (10,575)            --          113,553
   Interest and dividend income                 226,319          23,949         35,351          115,122
                                            -----------       ---------       --------      -----------
                                              1,517,638         146,854        256,462          701,621
                                            -----------       ---------       --------      -----------
DEDUCTIONS:
   Payments made to participants                166,025          31,764         65,863           68,652
   Administrative expenses                       17,967           2,157             --            5,293
                                            -----------       ---------       --------      -----------
                                                183,992          33,921         65,863           73,945
                                            -----------       ---------       --------      -----------
        Increase in net assets                1,333,646         112,933        190,599          627,676

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                          2,260,763         361,722        473,317        1,106,504
   Transfer (to) from other funds, net          (24,117)        (22,546)       151,392          (31,829)
                                            -----------       ---------       --------      -----------
   End of year                              $ 3,570,292       $ 452,109       $815,308      $ 1,702,351
                                            ===========       =========       ========      ===========

                                                            YEAR ENDED DECEMBER 31, 1998
                                           ---------------------------------------------------------------
                                                                                                 PUTNAM
                                                              PUTNAM                             ASSET
                                            BANCWEST       INTERNATIONAL       PUTNAM         ALLOCATION -
                                              CORP.           GROWTH           S&P 500       CONSERVATIVE
                                           STOCK FUND          FUND           INDEX FUND       PORTFOLIO
ADDITIONS:
   Employer contributions                   $ 214,646       $   350,308       $  535,615      $   398,243
   Net appreciation (depreciation)
     of investments                           136,177           101,752          338,707           43,241
   Interest and dividend income                18,456            30,410               --           59,600
                                            ---------       -----------       ----------      -----------
                                              369,279           482,470          874,322          501,084
                                            ---------       -----------       ----------      -----------
DEDUCTIONS:
   Payments made to participants               28,714            57,629           78,412          107,907
   Administrative expenses                      3,657             7,446            2,336           27,442
                                            ---------       -----------       ----------      -----------
                                               32,371            65,075           80,748          135,349
                                            ---------       -----------       ----------      -----------
        Increase in net assets                336,908           417,395          793,574          365,735

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                          492,040           743,009        1,072,837        1,170,199
   Transfer (to) from other funds, net        (24,853)          (26,738)         150,041          (98,641)
                                            ---------       -----------       ----------      -----------
   End of year                              $ 804,095       $ 1,133,666       $2,016,452      $ 1,437,293
                                            =========       ===========       ==========      ===========

                                                            YEAR ENDED DECEMBER 31, 1998
                                           ---------------------------------------------------------------
                                             PUTNAM          PUTNAM
                                             ASSET            ASSET            PUTNAM
                                           ALLOCATION -     ALLOCATION -         NEW
                                            BALANCED          GROWTH        OPPORTUNITIES
                                            PORTFOLIO        PORTFOLIO           FUND            TOTAL
ADDITIONS:
   Employer contributions                  $  382,611       $   526,302       $  971,106      $ 5,138,235
   Net appreciation (depreciation)
     of investments                            70,681           122,051          458,218        1,733,257
   Interest and dividend income                38,227            42,306          101,759          691,499
                                           ----------       -----------       ----------      -----------
                                              491,519           690,659        1,531,083        7,562,991
                                           ----------       -----------       ----------      -----------
DEDUCTIONS:
   Payments made to participants               54,184            63,979          170,355          893,484
   Administrative expenses                      3,008             2,959           14,914           87,179
                                           ----------       -----------       ----------      -----------
                                               57,192            66,938          185,269          980,663
                                           ----------       -----------       ----------      -----------
        Increase in net assets                434,327           623,721        1,345,814        6,582,328

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
   Beginning of year                          914,615         1,165,855        2,126,416       11,887,277
   Transfer (to) from other funds, net        (24,668)          (83,115)          35,074               --
                                           ----------       -----------       ----------      -----------
   End of year                             $1,324,274       $ 1,706,461       $3,507,304      $18,469,605
                                           ==========       ===========       ==========      ===========

BANCWEST CORPORATION FUTURE PLAN

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                                          PAR VALUE,
                                                                           MATURITY
  IDENTITY OF ISSUER, BORROWER,     MATURITY     INTEREST                VALUE, UNITS
  LESSOR OR SIMILAR PARTY             DATE         RATE    COLLATERAL      OR SHARES         COST          FAIR VALUE
----------------------------------    ----         ----    ----------    -------------    -----------      -----------
MUTUAL FUNDS:
  Putnam Voyager Fund                  --           --         --           152,672       $ 3,028,343      $ 3,346,582
  Putnam Income Fund                   --           --         --            60,875           432,059          421,258
  Stable Value Fund                    --           --         --           761,981           761,981          761,981
  Putnam Vista Fund                    --           --         --           121,448         1,478,561        1,587,330
  BancWest Corporation Stock Fund      --           --         --            15,681           617,533          752,732
  Putnam International Growth Fund     --           --         --            54,638           953,205        1,050,690
  Putnam S&P 500 Index Fund            --           --         --            65,065         1,561,204        1,882,335
  Putnam Asset Allocation Fund -
     Conservative Portfolio            --           --         --           131,108         1,319,543        1,360,907
  Putnam Asset Allocation Fund -
     Balanced Portfolio                --           --         --           102,758         1,162,791        1,234,124
  Putnam Asset Allocation Fund -
     Growth Portfolio                  --           --         --           116,051         1,461,872        1,581,777
  Putnam New Opportunities Fund        --           --         --            55,990         2,833,852        3,271,543
                                                                                          -----------      -----------
       Total assets held for
         investment purposes                                                              $15,610,944      $17,251,259
                                                                                          ===========      ===========

BANCWEST CORPORATION FUTURE PLAN

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

                                                  DESCRIPTION      PURCHASE         SELLING    COST OF     FAIR VALUE    NET GAIN
 IDENTITY OF PARTY INVOLVED       RELATIONSHIP     OF ASSET          PRICE           PRICE      ASSET      OF ASSET(B)     (LOSS)
 ------------------------------   ------------    -----------   -------------     ----------- ---------    -----------   --------
 Putnam Vista Fund                     (C)        Mutual Fund   $  726,850(A)         $ --    $  726,850   $  726,850      $ --
 Putnam Voyager Fund                   (C)        Mutual Fund    1,365,818(A)           --     1,365,818    1,365,818        --
 Putnam New Opportunities Fund         (C)        Mutual Fund    1,253,427(A)           --     1,253,427    1,253,427        --
 Putnam Asset Allocation Fund -
   Growth Portfolio                    (C)        Mutual Fund      610,831(A)           --       610,831      610,831        --
 Putnam S&P 500 Index Fund             (C)        Mutual Fund      997,439(A)           --       997,439      997,439        --
 Stable Value Fund                     (C)        Mutual Fund      975,570(A)           --       975,570      975,570        --
                                                                          --        640,254(A)   640,254      640,254        --

Note:

(A) Includes numerous transactions.

(B) Fair value at date of transaction.

(C) Fund is managed by Putnam, trustee of Plan.

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File Nos. 333-22107 and 333-75483) of BancWest Corporation of our report dated June 15, 1999 relating to the financial statements and schedules of the BancWest Corporation Future Plan as of and for the years ended December 31, 1998 and 1997, which appears in this Form 11-K.

                                   /s/ PricewaterhouseCoopers LLP

Honolulu, Hawaii
June 25, 1999

                              REQUIRED INFORMATION

BancWest Corporation Future Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1998 and 1997, which have been prepared in accordance with the financial reporting requirements of ERISA, are incorporated herein by this reference.

                                   SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       BANCWEST CORPORATION FUTURE PLAN


Date June 25, 1999                     By  /s/ SHEILA M. SUMIDA
     -------------                         -------------------------------------
                                               SHEILA M. SUMIDA
                                               PLAN ADMINISTRATOR